Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au


10015341

SUPPL


MACQUARIE

3 March 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dlw 3/10

cag_cosec_syd_prd/68580_1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,667
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	21,667 @ $45.14 4,000 shares issued for Nil cash consideration. Shares were issued pursuant to the retention agreements entered into with key Orion Financial Inc. ("Orion") employees shortly after completion of the acquisition by Macquarie of Orion in December 2007.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	21,667 Shares issued on exercise of employee options 4,000 Shares were issued pursuant to the retention agreements entered into with key Orion employees described above.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 February 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	334,848,611	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	45,128,533	Options over Ordinary Shares at various exercise prices
		1,212,106	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,212,106 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 150,000 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 February 2010
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414


MACQUARIE
BANK

ASX Release

MACQUARIE BANK RELEASES DECEMBER PILLAR 3 DISCLOSURE DOCUMENT

26 February 2010 - The Macquarie Bank Limited December 2009 Pillar 3 disclosure document was released today on the Macquarie website. These disclosures have been prepared in accordance with the Australian Prudential Regulation Authority (APRA) requirements of Prudential Standard APS 330: Public Disclosure of Prudential Information.

The report provides an update to the disclosures contained in the September 2009 Pillar 3 report, which is available on the Macquarie website www.macquarie.com.

Contacts:

Stuart Green, Macquarie Group Investor Relations +612 8232 8845
Paula Hannaford, Macquarie Group Media Relations +612 8232 4102

This page has been left blank intentionally.

MACQUARIE BANK
PILLAR 3 DISCLOSURES
DECEMBER 2009


MACQUARIE
BANK

MACQUARIE BANK LIMITED ACN 008 583 542

Cover image: A stylised contemporary version of the Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for Macquarie.

1.0 Overview

Macquarie Bank Limited (MBL), is an approved Authorised Deposit-taking Institution (ADI), accredited by the Australian Prudential Regulation Authority (APRA) to apply the advanced measurement approaches in measuring risks. MBL applies the Foundation Internal Ratings Based Approach (FIRB) for credit risk, the Advanced Measurement Approach (AMA) for operational risk, the internal model approach for market risk and the internal model approach for interest rate risk in the banking book. These advanced approaches place a higher reliance on a bank's internal capital measures and therefore require a more sophisticated level of risk management and risk measurement practices.

MBL is required to comply with the disclosure requirements of APRA Prudential Standard APS 330: Capital Adequacy: Public Disclosures of Prudential Information (APS 330) on a 'Level 2' basis, as described below. These disclosures have been formulated in response to the requirements of Pillar 3 of the Basel II Framework. APRA has laid down the minimum standards for market disclosure in its APS 330.

This report provides an update to certain disclosures as at 31 December 2009 and consists of sections covering:

- Capital Adequacy
- Credit Risk Exposures and
- Provisioning

The most recent full Pillar 3 disclosure document as at 30 September 2009 is available on the Macquarie website at www.macquarie.com

1.1 Macquarie Regulatory Group

MBL is part of the larger Macquarie Group, which includes Macquarie Group Limited (MGL) and its subsidiaries (referred to as 'Level 3'). The MBL regulatory consolidated group (referred to as 'Level 2') is different to the MBL accounting consolidated group as Level 2 excludes certain subsidiaries which are deconsolidated for APRA reporting purposes.

The diagram below illustrates the three different levels of consolidation:


LEVEL 3
Non Operating Holding Company (NOHC) Macquarie Group Limited
LEVEL 2
BANK HOLDCO Macquarie B.H Pty Ltd
NOHC SERVICE CO Macquarie Group Services Australia Pty Ltd
NON BANK HOLDCO Macquarie Financial Holdings Ltd
LEVEL 1
BANK Macquarie Bank Limited
UK Bank Macquarie Bank International
ELEs
NON ELEs
Entities deconsolidated for regulatory purposes
Fund Managers
Mortgage SPVs

Reporting levels are in accordance with APRA definitions contained in Prudential Standard APS 110: Capital Adequacy (APS 110).

References in this report to Macquarie or Banking Group refer to the Level 2 regulatory group as described above. Unless otherwise stated, all disclosures in this report represent the Level 2 regulatory group.

1.0 Overview continued

1.2 Report Conventions

The disclosures in this report are not required to be audited by an external auditor. However, the disclosures have been prepared on a basis consistent with information lodged to APRA that is subject to review by an external auditor.

Weighted averages have been prepared in this report for certain disclosures as required by APS 330.

All numbers in this report are in Australian Dollars and have been rounded to the nearest million, unless otherwise stated.

Where necessary comparative information has been restated to conform with changes in presentation in the current period.

2.0
Capital Ratios

2.1 Capital Ratios

APS 330 Table 16(e)

	31 December 2009	30 September 2009
Level 2 Macquarie Banking Group Tier 1 capital ratio	**10.4%**	11.7%
Level 2 Macquarie Banking Group Total capital ratio	**11.9%**	13.6%

The decrease in the Tier 1 and Total capital ratios is driven by increased capital usage resulting from asset acquisition and portfolio growth. To facilitate further growth, including the acquisition of Delaware Investments on 5 January 2010, MBL issued share capital of $585 million on 31 January 2010.

Macquarie capital ratios continue to remain well in excess of the regulatory minimum capital ratios imposed by APRA.

2.2 Risk Weighted Assets

Risk weighted assets (RWA) are a risk based measure of exposures used in assessing overall capital usage of the Banking Group. When applied against eligible regulatory capital the overall capital adequacy is determined. RWA are calculated in accordance with APRA Prudential Standards.

The table below sets out the RWA exposures for the MBL Group.

APS 330 Table 16 (a-d)

Macquarie Banking Group	**31 December 2009 RWA $m**	30 September 2009 RWA $m
Credit risk - RWA		
Subject to FIRB approach		
Corporate	**15,034**	12,919
Sovereign	**622**	598
Bank	**2,900**	2,860
Residential mortgage	**1,914**	1,927
Qualifying revolving retail	**-**	-
Other retail	**928**	869
Other	**-**	-
Total RWA subject to FIRB approach	**21,398**	19,173
Specialised lending exposures subject to slotting criteria*	**2,617**	2,019
Subject to Standardised approach		
Corporate	**3,796**	4,163
Sovereign	**-**	-
Bank	**-**	-
Residential mortgage	**509**	198
Other retail	**3,516**	2,640
Other	**3,109**	2,654
Total RWA subject to Standardised approach	**10,930**	9,655
Credit risk RWA for securitisation exposures	**1,112**	1,199
Total Credit risk RWA	**36,057**	32,046
Equity risk exposures RWA	**1,520**	1,323
Market risk RWA	**2,952**	1,976
Operational risk RWA	**6,822**	6,565
Interest rate risk in the banking book RWA	**-**	-
APRA Scaling factor (6%) applied to IRB exposures	**1,281**	1,150
Total RWA	**48,632**	43,060

* Specialised lending exposures subject to supervisory slotting criteria are measured using APRA determined risk weightings

3.0
Credit Risk Exposures

3.1 Macquarie's Credit Risk Exposures

Disclosures in this section have been prepared on a gross credit risk exposure basis. Gross credit risk exposure relates to the potential loss that Macquarie would incur as a result of a default by an obligor. The gross credit risk exposures are calculated as the amount outstanding on drawn facilities and the exposure at default on undrawn facilities. The exposure at default is calculated in accordance with APRA Prudential Standards.

Exposures have been based on a regulatory Level 2 group as defined in section 1.1. The gross credit risk exposures in this section will differ from the disclosures in the Macquarie financial statements as gross credit risk exposures include off balance sheet exposures but exclude the exposures of subsidiaries which have been deconsolidated for APRA reporting purposes.

The exposures below exclude the impact of:

- netting and credit risk mitigation;
- trading book exposures;
- equities exposures; and
- securitisation exposures.

The table below sets out the total gross credit exposures for the MBL Group, total gross credit exposures by Basel II credit exposure type, and total gross credit risk exposures by portfolio.

APS 330 Table 17(a)

Portfolio Type	**31 December 2009 $m**	30 September 2009 $m	**Average total exposures $m**
Corporate	**30,998**	28,384	**29,691**
Sovereign	**6,564**	6,418	**6,491**
Bank	**15,246**	14,608	**14,927**
Residential Mortgages	**12,534**	11,200	**11,867**
Qualifying Revolving Retail	**-**	-	**-**
Other Retail	**5,950**	4,940	**5,445**
Other	**4,369**	4,725	**4,547**
Total Gross Credit Exposure	**75,661**	70,275	**72,968**

3.0
Credit Risk Exposures
continued

APS 330 Table 17(a) (continued)

Gross Credit Exposure Foundation IRB	As at 31 December 2009 $m	As at 30 September 2009 $m	Average total exposures $m
Corporate *	**25,665**	22,735	**24,200**
Sovereign	**6,564**	6,418	**6,491**
Bank	**15,246**	14,608	**14,927**
Residential Mortgage	**6,159**	6,145	**6,152**
Qualifying revolving retail	-	-	-
Other retail	**2,431**	2,299	**2,365**
Other	-	-	-
Total Foundation IRB	**56,065**	52,205	**54,135**

Gross Credit Exposure Standardised	As at 31 December 2009 $m	As at 30 September 2009 $m	Average total exposures $m
Corporate	**5,333**	5,649	**5,491**
Sovereign	-	-	-
Bank	-	-	-
Residential Mortgage	**6,375**	5,055	**5,715**
Qualifying revolving retail	-	-	-
Other retail	**3,519**	2,641	**3,080**
Other	**4,369**	4,725	**4,547**
Total Standardised	**19,596**	18,070	**18,833**
Total	**75,661**	70,275	**72,968**

* The Specialised Lending exposures subject to supervisory slotting are classified under Corporate and are measured using APRA determined risk weightings.

APS 330 Table 17(a) (continued)

	31 December 2009 Counterparty ($m)				
Portfolio Type	**Financial Institution**	**Government**	**Corporate**	**Retail**	**Total**
Corporate	**8,531**	**320**	**21,306**	**841**	**30,998**
Sovereign	**1,343**	**5,221**	**-**	**-**	**6,564**
Bank	**15,246**	**-**	**-**	**-**	**15,246**
Residential Mortgages	**-**	**-**	**628**	**11,906**	**12,534**
Qualifying Revolving Retail	**-**	**-**	**-**	**-**	**-**
Other Retail	**-**	**-**	**451**	**5,499**	**5,950**
Other	**-**	**550**	**3,522**	**297**	**4,369**
Total Gross Credit Exposures	**25,120**	**6,091**	**25,907**	**18,543**	**75,661**

	30 September 2009 Counterparty ($m)				
Portfolio Type	Financial Institution	Government	Corporate	Retail	Total
Corporate	8,878	274	18,384	848	28,384
Sovereign	1,313	5,105	-	-	6,418
Bank	14,608	-	-	-	14,608
Residential Mortgages	-	-	407	10,793	11,200
Qualifying Revolving Retail	-	-	-	-	-
Other Retail	-	-	380	4,560	4,940
Other	-	571	3,872	282	4,725
Total Gross Credit Exposures	24,799	5,950	23,043	16,483	70,275

4.0 Provisioning continued

The table below details Macquarie's impaired facilities, past due facilities and specific provisions, presented in accordance with the definitions contained in Prudential Standard APS220: Credit Quality.

APS 330 Table 17(b)

	As at 31 December 2009			As at 30 September 2009		
Foundation IRB	**Impaired Facilities $m**	**Past Due >90 days^ $m**	**Specific Provision $m**	Impaired Facilities $m	Past Due >90 days^ $m	Specific Provision $m
Corporate	**1,117**	**54**	**(290)**	1,222	40	(315)
Sovereign	**-**	**-**	**-**	-	-	-
Bank	**51**	**-**	**(18)**	50	-	(15)
Residential Mortgage	**46**	**55**	**(17)**	51	65	(18)
Qualifying revolving retail	**-**	**-**	**-**	-	-	-
Other retail	**5**	**-**	**(3)**	3	-	(1)
Other #	**161**	**-**	**(133)**	183	-	(155)
Total Foundation IRB	**1,380**	**109**	**(461)**	1,509	105	(504)
Standardised	**Impaired Facilities $m**	**Past Due >90 days^ $m**	**Specific Provision $m**	Impaired Facilities $m	Past Due >90 days^ $m	Specific Provision $m
Corporate	**77**	**6**	**(17)**	67	16	(16)
Sovereign	**-**	**-**	**-**	-	-	-
Bank	**-**	**-**	**-**	-	-	-
Residential Mortgage	**-**	**32**	**-**	1	34	(1)
Qualifying revolving retail	**-**	**-**	**-**	-	-	-
Other retail	**59**	**-**	**(12)**	41	-	(9)
Other *	**397**	**-**	**(25)**	345	-	(25)
Total Standardised	**533**	**38**	**(54)**	454	50	(51)
Total	**1,913**	**147**	**(515)**	1,963	155	(555)

^ In accordance with APRA prudential definitions, Past Due do not form part of Impaired Facilities as they are well secured.
# Foundation IRB "Other" includes impaired debt investment securities.
* Standardised "Other" includes other Real Estate owned.

APS 330 Table 17(b) (continued)

Foundation IRB	For the 3 months to 31 December 2009 Charges for Specific provisions $m	Write-offs $m	For the 3 months to 30 September 2009 Charges for Specific provisions $m	Write-offs $m
Corporate	(22)	-	(44)	-
Sovereign	-	-	-	-
Bank	(2)	-	-	-
Residential Mortgage	(3)	-	(1)	-
Qualifying revolving retail	-	-	-	-
Other retail	(3)	(7)	-	(2)
Other	-	-	(46)	-
Total Foundation IRB	(30)	(7)	(91)	(2)

Standardised	Charges for Specific provisions $m	Write-offs $m	Charges for Specific provisions $m	Write-offs $m
Corporate	(2)	(2)	(2)	(5)
Sovereign	-	-	-	-
Bank	-	-	-	-
Residential Mortgage	-	-	-	-
Qualifying revolving retail	-	-	-	-
Other retail	(4)	(5)	(1)	(8)
Other	-	-	(3)	-
Total Standardised	(6)	(7)	(6)	(13)
Total	(36)	(14)	(97)	(15)

APS 330 Table 17(c)

	31 December 2009 $m	30 September 2009 $m
Collective provisions	204	204
Collective provisions treated as specific provisions for regulatory purposes	(28)	(29)
Net collective provisions for regulatory purposes	176	175
Tax effect	(53)	(53)
General reserve for credit losses ^^	123	122

^^ The general reserve for credit losses is equivalent to the net collective provision for regulatory purposes after tax.

Disclaimer

General areas of disclaimer:

- The Information has been prepared purely for the purpose of explaining the basis on which Macquarie has prepared and disclosed certain capital requirements and information about the management of risks relating to those requirements and for no other purpose. It therefore does not constitute any form of financial statement on the Business nor does it constitute any form of contemporary or forward looking record or opinion of any of the Businesses.
- Although Pillar 3 disclosures are intended to provide transparent capital disclosures on a common basis the information contained in this document may not be directly comparable with other banks. This may be due to a number of factors such as:
  - The mix of business exposures between banks
  - The different waivers applied for and allowed by regulators
  - Pillar 2 capital requirements are excluded from this disclosure but play a major role in determining both the total capital requirements of the bank and any surplus capital available.

Macquarie Bank Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333

Registered Office
Macquarie Bank Limited
Level 3, 25 National Circuit
Forrest ACT 2603
Australia

Tel: +61 2 6225 3000

www.macquarie.com.au

Notice of Director's Interests

Section 205G of the Corporations Act 2001

To: Australian Securities Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street Sydney NSW
Fax: 1300 300 021

Updating Notice

Section 205G(4)

Name of Director:	**W Richard Sheppard**
Name of Company:	**Macquarie Bank Limited** **A.B.N 46 008 583 542**
Date of last notification to ASX:	20 November 2009 but 27 August 2009 re: Macquarie Office Trust ("MOF")
Date director's interest changed:	18 February 2010

I disclose the following information to ASX

Section 205G(1)(a)

Interest:	**Circumstances giving rise to relevant interest:**
I have a relevant interest in the following securities of the company or a related body corporate. **Type of security:** MOF units **Number of securities:** 1,930,181 units as at 18 February 2010 **Direct or Indirect Holding:** Units held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary.	Number of units held prior to change: 1,868,750 MOF units. • 61,431 MOF units issued on 18 February 2010 at $0.3042 per MOF unit pursuant to the Distribution Reinvestment Plan. Number of units held after change: 1,930,181 MOF units.

Section 205G(1)(b)

I have an interest in the following contracts to which I am a party of under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a managed investment scheme made available by, the company or a related body corporate: N/A



Sign here: ______________ Date: 25/2/10. Director

Note: Notices for Mr Sheppard were previously lodged under ASX listing rule 3.19A. As an ASX Debt Listing, listing rule 3.19A does not apply to Macquarie Bank Limited and this lodgement is being made pursuant to section 205G of the Corporations Act.